


Consolidated Statement of Income

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

(in millions except per share amounts)

	2007		2006		2005
Net Revenue	$ **39,474**	$	35,137	$	32,562
Cost of sales	**18,038**		15,762		14,176
Selling, general and administrative expenses	**14,208**		12,711		12,252
Amortization of intangible assets	**58**		162		150
Operating Profit	**7,170**		6,502		5,984
Bottling equity income	**560**		553		495
Interest expense	**(224)**		(239)		(256)
Interest income	**125**		173		159
Income before Income Taxes	**7,631**		6,989		6,382
Provision for Income Taxes	**1,973**		1,347		2,304
Net Income	$ **5,658**	$	5,642	$	4,078
Net Income per Common Share					
Basic	$ **3.48**	$	3.42	$	2.43
Diluted	$ **3.41**	$	3.34	$	2.39

See accompanying notes to consolidated financial statements.





Consolidated Statement of Cash Flows

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

(in millions)

	2007	2006	2005
Operating Activities			
Net income	$ 5,658	$ 5,642	$ 4,078
Depreciation and amortization	1,426	1,406	1,308
Stock-based compensation expense	260	270	311
Excess tax benefits from share-based payment arrangements	(208)	(134)	-
Cash payments for merger-related costs and restructuring charges	-	-	(22)
Pension and retiree medical plan contributions	(310)	(131)	(877)
Pension and retiree medical plan expenses	535	544	464
Bottling equity income, net of dividends	(441)	(442)	(414)
Deferred income taxes and other tax charges and credits	118	(510)	440
Change in accounts and notes receivable	(405)	(330)	(272)
Change in inventories	(204)	(186)	(132)
Change in prepaid expenses and other current assets	(16)	(37)	(56)
Change in accounts payable and other current liabilities	500	223	188
Change in income taxes payable	128	(295)	609
Other, net	(107)	64	227
Net Cash Provided by Operating Activities	6,934	6,084	5,852
Investing Activities			
Capital spending	(2,430)	(2,068)	(1,736)
Sales of property, plant and equipment	47	49	88
Proceeds from (Investment in) finance assets	27	(25)	-
Acquisitions and investments in noncontrolled affiliates	(1,320)	(522)	(1,095)
Cash proceeds from sale of PBG stock	315	318	214
Divestitures	-	37	3
Short-term investments, by original maturity			
More than three months – purchases	(83)	(29)	(83)
More than three months – maturities	113	25	84
Three months or less, net	(413)	2,021	(992)
Net Cash Used for Investing Activities	(3,744)	(194)	(3,517)

(Continued on following page)







Consolidated Statement of Cash Flows (continued)

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

(in millions)

	2007	2006	2005
Financing Activities			
Proceeds from issuances of long-term debt	$ 2,168	$ 51	$ 25
Payments of long-term debt	(579)	(157)	(177)
Short-term borrowings, by original maturity			
More than three months – proceeds	83	185	332
More than three months – payments	(133)	(358)	(85)
Three months or less, net	(345)	(2,168)	1,601
Cash dividends paid	(2,204)	(1,854)	(1,642)
Share repurchases – common	(4,300)	(3,000)	(3,012)
Share repurchases – preferred	(12)	(10)	(19)
Proceeds from exercises of stock options	1,108	1,194	1,099
Excess tax benefits from share-based payment arrangements	208	134	-
Net Cash Used for Financing Activities	(4,006)	(5,983)	(1,878)
Effect of exchange rate changes on cash and cash equivalents	75	28	(21)
Net (Decrease)/Increase in Cash and Cash Equivalents	(741)	(65)	436
Cash and Cash Equivalents, Beginning of Year	1,651	1,716	1,280
Cash and Cash Equivalents, End of Year	$ 910	$ 1,651	$ 1,716

See accompanying notes to consolidated financial statements.







Consolidated Balance Sheet

PepsiCo, Inc. and Subsidiaries

December 29, 2007 and December 30, 2006

(in millions except per share amounts)

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 910	$ 1,651
Short-term investments	1,571	1,171
Accounts and notes receivable, net	4,389	3,725
Inventories	2,290	1,926
Prepaid expenses and other current assets	991	657
Total Current Assets	10,151	9,130
Property, Plant and Equipment, net	11,228	9,687
Amortizable Intangible Assets, net	796	637
Goodwill	5,169	4,594
Other nonamortizable intangible assets	1,248	1,212
Nonamortizable Intangible Assets	6,417	5,806
Investments in Noncontrolled Affiliates	4,354	3,690
Other Assets	1,682	980
Total Assets	$ 34,628	$ 29,930
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term obligations	$ -	$ 274
Accounts payable and other current liabilities	7,602	6,496
Income taxes payable	151	90
Total Current Liabilities	7,753	6,860
Long-Term Debt Obligations	4,203	2,550
Other Liabilities	4,792	4,624
Deferred Income Taxes	646	528
Total Liabilities	17,394	14,562
Commitments and Contingencies		
Preferred Stock, no par value	41	41
Repurchased Preferred Stock	(132)	(120)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share (authorized 3,600 shares, issued 1,782 shares)	30	30
Capital in excess of par value	450	584
Retained earnings	28,184	24,837
Accumulated other comprehensive loss	(952)	(2,246)
	27,712	23,205
Less: repurchased common stock, at cost (177 and 144 shares, respectively)	(10,387)	(7,758)
Total Common Shareholders' Equity	17,325	15,447
Total Liabilities and Shareholders' Equity	$ 34,628	$ 29,930

See accompanying notes to consolidated financial statements.






Consolidated Statement of Common Shareholders' Equity

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005

(in millions)

	2007		2006		2005	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock	1,782	$ 30	1,782	$ 30	1,782	$ 30
Capital in Excess of Par Value						
Balance, beginning of year		584		614		618
Stock-based compensation expense		260		270		311
Stock option exercises/RSUs converted[a]		(347)		(300)		(315)
Withholding tax on RSUs converted		(47)		-		-
Balance, end of year		450		584		614
Retained Earnings						
Balance, beginning of year		24,837		21,116		18,730
Adoption of FIN 48		7		-		-
Adjusted balance, beginning of year		24,844		-		-
Net income		5,658		5,642		4,078
Cash dividends declared – common		(2,306)		(1,912)		(1,684)
Cash dividends declared – preferred		(2)		(1)		(3)
Cash dividends declared – RSUs		(10)		(8)		(5)
Balance, end of year		28,184		24,837		21,116
Accumulated Other Comprehensive Loss						
Balance, beginning of year		(2,246)		(1,053)		(886)
Currency translation adjustment		719		465		(251)
Cash flow hedges, net of tax:						
Net derivative (losses)/gains		(60)		(18)		54
Reclassification of losses/(gains) to net income		21		(5)		(8)
Adoption of SFAS 158		-		(1,782)		-
Pension and retiree medical, net of tax:						
Net pension and retiree medical gains		464		-		-
Reclassification of net losses to net income		135		-		-
Minimum pension liability adjustment, net of tax		-		138		16
Unrealized gain on securities, net of tax		9		9		24
Other		6		-		(2)
Balance, end of year		(952)		(2,246)		(1,053)
Repurchased Common Stock						
Balance, beginning of year	(144)	(7,758)	(126)	(6,387)	(103)	(4,920)
Share repurchases	(64)	(4,300)	(49)	(3,000)	(54)	(2,995)
Stock option exercises	28	1,582	31	1,619	31	1,523
Other, primarily RSUs converted	3	89	-	10	-	5
Balance, end of year	(177)	(10,387)	(144)	(7,758)	(126)	(6,387)
Total Common Shareholders' Equity		$ 17,325		$ 15,447		$ 14,320

	2007	2006	2005
Comprehensive Income			
Net income	$ 5,658	$ 5,642	$ 4,078
Currency translation adjustment	719	465	(251)
Cash flow hedges, net of tax	(39)	(23)	46
Minimum pension liability adjustment, net of tax	-	5	16
Pension and retiree medical, net of tax			
Net prior service cost	(105)	-	-
Net gains	704	-	-
Unrealized gain on securities, net of tax	9	9	24
Other	6	-	(2)
Total Comprehensive Income	$ 6,952	$ 6,098	$ 3,911

(a) Includes total tax benefits of $216 million in 2007, $130 million in 2006 and $125 million in 2005.

See accompanying notes to consolidated financial statements.







This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report   pep-20071229.xml

XBRL taxonomy schema   pep-20071229.xsd

XBRL taxonomy linkbase   pep-20071229_lab.xml

XBRL taxonomy linkbase   pep-20071229_pre.xml

XBRL taxonomy linkbase   pep-20071229_cal.xml

